LAW OFFICES
Elias, Matz, Tiernan & Herrick L.L.P.
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WASHINGTON, D.C. 20005
TELEPHONE: (202) 347-0300
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November 6, 2008
VIA EDGAR
David S. Lyon, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Room 4527, Mail Stop 4561
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549
Re: Hibernia Homestead Bancorp, Inc.
Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1
File No. 333-151656
Dear Mr. Lyon:
      Please find enclosed two copies of Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 of Hibernia Homestead Bancorp, Inc. as filed with the Securities and Exchange Commission today, November 6, 2008. Please note that the copies have been marked to show changes from Pre-Effective Amendment No. 2, as filed with the Securities and Exchange Commission on September 18, 2008. The following is a summary of the changes:
•	On page 7, an updated summary of the current stock market conditions and their impact on financial companies has been added.

•	The section “Risk Factors” on pages 15 and 16 has been revised and updated for recent stock market events and new regulatory developments.

•	The section “Recent Developments of Hibernia Homestead Bank” has been added, beginning on page 22.

David S. Lyon, Esq.
November 6, 2008

•	The section “Regulation” has been updated on pages 61 and 62 for recent events.
      Please do not hesitate to call me at 202-719-1816 if you have any questions or if I can be of assistance in any way.
     As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,
/s/ Eric M. Marion
Eric M. Marion

Enclosure
cc:    A. Peyton Bush, III
Raymond A. Tiernan